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				 UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			      Washington, D.C. 20549

				  SCHEDULE 13D/A


		     Under the Securities Exchange Act of 1934
				 (Amendment No. 1)*

			    Ohio Casualty Corporation
				 (Name of Issuer)

		     Common Shares, Par Value $.125 Per Share
			  (Title of Class of Securities)

				    677240103
				  (CUSIP Number)


		    Barry S. Porter, Chief Financial Officer/Treasurer
 Ohio Casualty Corporation,   136 North Third Street,   Hamilton,  OH  45025
				  (513) 867-3903
		     (Name, Address and Telephone Number of Person
		    Authorized to Receive Notices and Communications)

			  Not applicable - Voluntary filing
	      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box     .
    ----

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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				  SCHEDULE 13D
CUSIP No.  67724010                                          Page 2 of 6 Pages

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph L. Marcum

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								(a)
								    ----
     Not applicable
								(b)
								    ----
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     Not applicable

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

     Not applicable

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER

     428,372

(8)  SHARED VOTING POWER

     1,554,192

(9)  SOLE DISPOSITIVE POWER

     428,372

(10)  SHARED DISPOSITIVE POWER

     1,554,192

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,982,564

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.90%

(14) TYPE OF REPORTING PERSON*

     Individual  (IN)

		       *SEE INSTRUCTIONS BEFORE FILLING OUT!

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							     Page 3 of 6 Pages

Item 1.   Security and Issuer.
------------------------------
	  Title of class: Common Shares, par value $.125 per share Name of issuer: Ohio Casualty Corporation
	  Address of principal
	  executive offices of issuer:  136 North Third Street
					Hamilton, Ohio 45025

Item 2.   Identity and Background.
----------------------------------
	  (a)   Name of person filing.

		Joseph L. Marcum

	  (b)   Business Address of person filing.

		136 North Third Street
		Hamilton, Ohio 45025

	  (c) Present principal occupation of person filing and name, principal business and address of any corporation or other organization in which such employment is conducted.

		Mr. Marcum serves as the Chairman of Ohio Casualty Corporation (the "Company") and its operating subsidiaries. The Company is an insurance holding company whose subsidiaries are primarily engaged in the business of underwriting property and casualty insurance and life insurance. The principal business offices of the Company are located at 136 North Third Street, Hamilton, Ohio 45025.

	  (d) During the last five years, Mr. Marcum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	  (e) During the last five years, Mr. Marcum has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	  (f)   Citizenship.

		United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------
	  Please see item 5(c).

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							     Page 4 of 6 Pages

Item 4.   Purpose of Transaction.
---------------------------------
	  Mr. Marcum holds his common shares of the Company for investment purposes. Mr. Marcum has no plans or proposals which relate to or would result in:

	     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as described in Item 5.

	     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	     (e) Any material change in the present capitalization or dividend policy of the Company;

	     (f) Any other material change in the Company's business or corporate structure:

	     (g) Changes in the Company's articles, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)
	  (4) of the Act; or

	     (j)   Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------
	  (a)   Aggregate amount beneficially owned:  1,982,564 common shares
						      (1) (2) (3) (4) (6)
		Percentage of class:  5.90% (5)

	  (b)   Number of Common Shares as to which such person has

		(i)   Sole power to vote or to direct the vote:

		      428,372 common shares (1) (2)

	       (ii)   Shared power to vote or direct the vote:

		      1,554,192 common shares (3) (4) (6)

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							    Page 5 of 6 Pages

	      (iii)   Sole power to dispose or to direct the disposition of:

		      428,372 common shares (1) (2)

	       (iv)   Shared power to direct the disposition of:

		      1,554,192 common shares (3) (4) (6)

	  (1) Includes 425,372 common shares owned of record and beneficially by Mr. Marcum as to which he has sole voting and investment power.

	  (2) Includes 3,000 common shares which Mr. Marcum has the right to acquire upon the exercise of presently exercisable stock options granted under the Company's Stock Incentive Program.

	  (3) Includes 614,154 common shares owned of record and beneficially by Mr. Marcum's spouse, Sarah S. Marcum. Although Mr. Marcum may be deemed to share voting and investment power with respect to these shares by virtue of his wife's ownership thereof, he disclaims any beneficially ownership of such shares. The filing of this statement shall not be construed as an admission that Mr. Marcum is, for the purposes of Section 13 (d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder, the beneficial owner of such common shares. Also includes 97,806 common shares held in a trust as to which Mr. Marcum and his spouse share investment and voting power. Mrs. Sarah Marcum's address is: c/o Joseph L. Marcum, Ohio Casualty Corporation, 136 Third Street, Hamilton, Ohio 45025. During the past five years, Mrs. Marcum, who is a citizen of the United States, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	  (4) Does not include 225,852 common shares which are held by Mr. Marcum's spouse, Sarah S. Marcum, as a co-trustee of the estate of Howard Sloneker as to which Mrs. Marcum shares voting and investment power with the other trustees. Mr. Marcum does not have or share voting or investment power over these shares.

	  (5) Based upon 33,599,908 issued and outstanding common shares and the 3,000 common shares Mr. Marcum has the right to acquire upon the exercise of presently exercisable options.

	  (6) Includes 842,232 common shares held by the trustee of the Ohio Casualty Corporation Employees Retirement Plan (the "Retirement Plan"), a tax-qualified defined benefit plan maintained for the employees of the Company. Mr. Marcum is one of three members of the committee (the "Plan Committee") which administers the Retirement Plan. In his capacity as a member of the Plan Committee and subject to the terms and conditions of the Retirement Plan and the applicable provisions of the Employee Retirement Income Security Act of 1974, he shares with the other members of the Plan Committee the power to vote the shares held by the trustee of the Retirement Plan and he shares with the other members of the Plan Committee and the Retirement Plan's trustee investment power with respect to such shares. Mr. Marcum is a participant in the Retirement Plan, although none of the shares held for the Retirement Plan are specifically allocated to Mr. Marcum's account or to the account of any other participant in the Retirement Plan. The other

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							     Page 6 of 6 Pages


	  members of the Plan Committee are Lauren N. Patch, the President of the Company, and Barry S. Porter, the Treasurer of the Company, both of whom are citizens of the United States. The business address for Messrs. Patch and Porter is 136 North Third Street, Hamilton, Ohio 45025. During the past five years, neither Mr. Patch nor Mr. Porter has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Patch or Mr. Porter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The trustee of the Retirement Plan is The Chase Manhattan Bank, New York, New York.

	  (c)   Other transactions by person filing:

		On November 11, 1997, Mr. Marcum exercised an option to purchase 3,000 common shares of the Company at an exercise price of $28.00. Such exercise price was paid in cash.

	  (d) Other than the shares described in notes (3), (4) and (6) to paragraph (b) to this Item 5, no person other than Mr. Marcum is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any shares reported in this statement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
-----------------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------
	  Other than the arrangements, understandings and relationships described in notes (2), (3), and (6) to paragraph (b) of Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Marcum and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
-------------------------------------------
	  Not applicable.



	  Signature.
	  ----------

	  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 19, 1998                             /s/ Joseph L. Marcum
	------------------------                   ---------------------------
						   Joseph L. Marcum